AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy Limited
ABN 74 115 061 375

[redacted]

St Leon... 72 Chris... St Leon...
...ag 1837
...ARDS NSW 2065
...com.au

SUPPL

07020503

10 January 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
File No. 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Phil Breden
Company Secretary

Issues Raised and Reported to the ASX

Period 28 November 2006 – 22 December 2006 (inclusive)

28/11/2006	Presentation to Annual Power & Electricity Congress
05/12/2006	AGL Secures Cornerstone Investment in QGC
11/12/2006	AGL – Alinta Transaction: Taxation Update
15/12/2006	Innovative Funding for AGL Hallett Wind Farm
22/12/2006	AGL – Alinta Transaction: Class Ruling